PACIFIC RIM MINING CORP.
Suite 410 – 625 Howe Street
Vancouver, British Columbia, V6C 2T6
(604) 689-1976

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Pacific Rim Mining Corp. (hereinafter called the "Company") will be held at the Xchange Conference Centre, 2nd Floor, 888 Dunsmuir Street , Vancouver, British Columbia, on Wednesday, the 22nd day of September, 2004 at the hour of 2:30 in the afternoon (Vancouver time), for the following purposes:

1.	To receive the report of the directors;

2.
To receive the audited consolidated financial statements of the Company for the financial year ended April 30, 2004 (with comparative statements relating to the preceding financial periods) together with the auditors report thereon;

3.	To fix the number of directors at six (6);

4.	To elect directors;

5.	To appoint the auditors and to authorize the audit committee of the board of directors to fix their remuneration;

6.
In March of 2004, the Province of British Columbia enacted a new Business Corporations Act and repealed the former Company Act and, accordingly, the shareholders are being asked to pass special resolutions to remove the application of pre-existing company provisions under the Business Corporations Act, to approve new articles for the Company and to alter the Company's authorized share capital, all as described in the accompanying Information Circular; and

7.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company's 2004 Annual Report (containing the director's report referred to in item 1 above and the audited consolidated financial statements for the fiscal year ended April 30, 2004 referred to in item 2 above) including Management's Discussion and Analysis of Operating Results, as well as an Information Circular, a form of Proxy and notes thereto, and an Annual Return Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 18 day of August, 2004.

BY ORDER OF THE BOARD
Catherine McLeod-Seltzer
President and Director